SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

From December 1st to 31st, 2025 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					12,107,569
ADR		Common					468,040
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with Company	Delivery of restricted shares	1	253,104	13.86	3,508,021.44
Shares	Common	N/A	Ownership Transfer	16	18,000,000	1.77	31,941,900.00
Shares	Common	Direct with Company	Delivery of restricted shares	1	20,115	13.86	278,793.90
Shares	Common	Direct with Company	Delivery of restricted shares	1	20,115	13.86	278,793.90

Final Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					30,400,903
ADR		Common					468,040

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

December 1st to 31st, 2025 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons	( ) Board of Directors		( X ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)					Quantity

Shares		Common					3,783,056
ADR		Common					19,790
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with Company	Delivery of restricted shares	01	261,050	13.86	3,618,153.00
Shares	Common	Corretora BTG	Sell	12	200	13.84	2,768.00
Shares	Common	Corretora BTG	Sell	12	100	13.86	1,386.00
Shares	Common	Corretora BTG	Sell	12	15,000	13.90	208,500.00
Shares	Common	Corretora BTG	Sell	12	200	13.91	2,782.00
Shares	Common	Corretora BTG	Sell	12	600	13.92	8,352.00
Shares	Common	Corretora BTG	Sell	12	900	13.93	12,537.00
Shares	Common	Corretora BTG	Sell	12	400	13.94	5,576.00
Shares	Common	Corretora BTG	Sell	12	800	13.95	11,160.00
Shares	Common	Corretora BTG	Sell	12	400	13.96	5,584.00
Shares	Common	Corretora BTG	Sell	12	200	13.97	2,794.00
Shares	Common	Corretora BTG	Sell	12	200	13.98	2,796.00
Shares	Common	Corretora BTG	Sell	15	50	14.08	704.00
Shares	Common	Corretora BTG	Sell	15	71,000	14.09	1,000,390.00
Shares	Common	Corretora BTG	Sell	22	84,700	13.04	1,104,488.00
Shares	Common	Corretora BTG	Sell	22	86,300	13.05	1,126,215.00
Shares	Common	Direct with Company	Delivery of restricted shares	01	301,221	13.86	4,174,923.06
Shares	Common	Corretora Itaú	Sell	11	71,320	13.77	982,076.40
Shares	Common	Corretora Itaú	Sell	11	163,500	13.78	2,253,030.00
Shares	Common	Corretora Itaú	Sell	11	66,400	13.79	915,656.00
Shares	Common	Direct with Company	Delivery of restricted shares	01	170,529	13.86	2,363,531.94
Shares	Common	Direct with Company	Delivery of restricted shares	14	153,288	14.02	2,149,097.76
Shares	Common	Direct with Company	Delivery of restricted shares	01	146,920	13.86	2,036,311.20
Shares	Common	Direct with Company	Delivery of restricted shares	14	613,155	14.02	8,596,433.10
Shares	Common	Corretora XP	Sell	15	146,500	14.15	2,072,975.00
Shares	Common	Direct with Company	Delivery of restricted shares	01	141,004	13.86	1,954,315.44

Shares	Common	Direct with Company	Delivery of restricted shares	01	141,982	13.86	1,967,870.52
Shares	Common	Direct with Company	Delivery of restricted shares	14	613,155	14.02	8,596,433.10
Shares	Common	Corretora XP	Sell	16	10,100	14.15	142,915.00
Shares	Common	Corretora XP	Sell	16	900	14.16	12,744.00
Shares	Common	Direct with Company	Delivery of restricted shares	01	97,347	13.86	1,349,229.42
Shares	Common	Corretora Itaú	Sell	11	20,240	13.78	278,907.20
Shares	Common	Corretora Itaú	Sell	11	77,100	13.79	1,063,209.00
Shares	Common	Direct with Company	Delivery of restricted shares	01	241,413	13.86	3,345,984.18
Shares	Common	Direct with Company	Delivery of restricted shares	01	100,122	13.86	1,386,166.32
Shares	Common	Corretora BTG	Sell	10	100,000	13.49	1,349,000.00
Shares	Common	Direct with Company	Delivery of restricted shares	01	105,924	13.86	1,468,106.64
Shares	Common	Corretora Itaú	Sell	18	25,000	13.96	349,000.00

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				5,927,946
ADR		Common				19,790

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

December 1st to 31st, 2025 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002(1):

Company Name: Ambev S.A.
Group and Related Persons		( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				2,500
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				2,500

(1)	When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)	Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer